SUB-ITEM 77I


                       TERMS OF NEW OR AMENDED SECURITIES

                         AIM INTERNATIONAL FUNDS, INC.


Effective February 28, 2002, AIM International Funds, Inc. (the "Company") established the Institutional Class for AIM International Equity Fund (the "Fund"). The Institutional Class is sold at net asset value, without a sales load. Redemptions are processed at net asset value, also without a sales load. Institutional Class shares of the Fund may be redeemed at their net asset value at the option of the shareholder. Each share of the Fund represents an equal proportionate interest in the Fund with each other share and is entitled to such dividends and distributions out of the income belonging to the Fund as are declared by the Board of Directors. Upon any liquidation of the Company, shareholders of each class are entitled to share pro rata in the net assets belonging to the Fund allocable to such class available for distribution after satisfaction of outstanding liabilities of the Fund allocable to such class. Shares of the Institutional Class of the Fund represent interests in the Fund's assets and have identical voting, dividend, liquidation and other rights on the same terms and conditions, except that each class of shares bears differing class-specific expenses. Each share of a particular class is entitled to one vote, to participate equally in dividends and distributions declared by the Company's Board of Directors with respect to the class of the Fund and, upon liquidation of the Fund, to participate proportionately in the net assets of the Fund allocable to such class remaining after satisfaction of outstanding liabilities of the Fund allocable to such class. Shareholders of the Fund are entitled to one vote per share (with proportionate voting for fractional shares), irrespective of the relative net asset value of the different classes of shares, where applicable, of the Fund. When issued, shares of the Fund are fully paid and nonassessable, have no preemptive or subcription rights, and are fully transferable.